                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         -------------------------------


                           IMPSAT FIBER NETWORKS, INC.
                               (Name of Applicant)

                   Elvira Rawson de Dellepiane 150, 8th Floor
                             C1107BCA Buenos Aires,
                                    Argentina
                    (Address of Principal Executive Offices)
                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

                   TITLE OF CLASS                                             AMOUNT

      Series A 6% Senior Guaranteed Convertible                          Up to $67,531,000
                  Notes due 2011 and                                     principal amount
      Series B 6% Senior Guaranteed Convertible Notes                    Up to $23,906,000
                      Due 2011                                           principal amount


         Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

        Name and address of agent for service:                          With copies sent to:

                    Johanna Ravelo                                     Neil M. Goodman, Esq.
                   IMPSAT USA, Inc.                                       Arnold & Porter
               2040 North Dixie Highway                               555 Twelfth Street, N.W.
             Wilton Manors, Florida 33305                              Washington, D.C. 20004


The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

                                     GENERAL

1.       General Information

         (a)      The applicant is a corporation.

         (b) The applicant is organized under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable

         The Applicant intends to offer, under the terms and subject to the conditions set forth in the Applicant's Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated as of October 23, 2002 (as amended and supplemented to date, the "Disclosure Statement"), and an accompanying Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated as of October 23, 2002 (as amended and supplemented to date, the "Plan") incorporated by reference as exhibits hereto, Series A 6% Senior Guaranteed Convertible Notes due 2011 (the "Series A Notes") in an aggregate principal amount of $67,531,000, and Series B 6% Senior Guaranteed Convertible Notes due 2011 (the "Series B Notes") in an aggregate principal amount of $ $23,906,000 (collectively, the "Securities" and each a "Series of Securities"). The Plan was confirmed on December 16, 2002 pursuant to an Order of the United States Bankruptcy Court for the Southern District Of New York (the "Confirmation Order"). The Securities will be issued pursuant to substantially identical indentures to be qualified under this Form T-3 (the "Indentures").

         The Securities are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"). The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant in part through the issuance by the Applicant of the Securities.

         Each Series of Securities (i) matures as to principal and interest on the eighth anniversary of the date the Securities are issued (the "Issue Date");
(ii) bears interest, payable semiannually, at an interest rate of six percent (6.0%) per annum beginning on the second anniversary of the Issue Date until payment of the principal amount shall have been made or duly provided for; (iii) will be guaranteed as to payment of principal and interest (such guarantee the "Security Guarantee") by IMPSAT S.A., the Applicant's wholly-owned Argentine subsidiary ("IMPSAT Argentina" or the "Guarantor") (iv) will be redeemable in part up to 35% of the principal amount of such Series of Securities at the Applicant's option at any time prior to the third anniversary of the Issue Date for a redemption price equal to 100% of the Claimed Amount (as defined below) of the Securities (provided that at least 65% of the principal amount of the Series of Securities remain outstanding after such redemption); (v) will be mandatorily redeemable by each holder thereof in the event of a change of control of the Applicant at a redemption price of 101% of the Claimed Amount of such Series of Securities (unless such right is waived by 66-2/3% of the then outstanding aggregate principal amount of such Series of Securities); and (vi) is convertible, into shares of the Applicant's New Common Stock (as defined in the Plan) based on the Conversion Price (as defined below).

         The "Claimed Amount" for each Series of Securities corresponding to any applicable date shall be the applicable Claimed Amount specified in the following table:

                                                                                                        Second Anniversary
                                                        Sixth Month         First         18th Month      of the Closing
                                                        Anniversary    Anniversary of    Anniversary         Date and
                                                           of the        the Closing        of the       thereafter until
                                        Closing Date    Closing Date        Date         Closing Date     Final Maturity
  ---------------------------------    --------------  --------------  ---------------  --------------  -------------------
           Claimed Amount
  (as % of face principal amount of
            the Security)                  88.85%          91.51%          94.26%           97.09%            100.00%


          In the event that a determination of the Claimed Amount is to be made for a day between any of the dates specified in the table above (but prior to the second anniversary of the Closing Date), the Claimed Amount shall be calculated on the basis of the increase in the Claimed Amount between such dates based a period of 180 days.

         Subject to adjustment or voluntary reduction as provided in the Indentures, the "Conversion Price" shall be calculated as follows for the Series A Notes:

                                                                                                        Second Anniversary
                                                        Sixth Month         First         18th Month      of the Closing
                                                        Anniversary    Anniversary of    Anniversary         Date and
                                                           of the        the Closing        of the       thereafter until
                                        Closing Date    Closing Date        Date         Closing Date     Final Maturity
  ---------------------------------    --------------  --------------  ---------------  --------------  -------------------
          Conversion Price                 $14.39          $14.17          $13.97           $13.76            $13.56

         and as follows for the Series B Notes:

                                                                                                        Second Anniversary
                                                        Sixth Month         First         18th Month      of the Closing
                                                        Anniversary    Anniversary of    Anniversary         Date and
                                                           of the        the Closing        of the       thereafter until
                                        Closing Date    Closing Date        Date         Closing Date     Final Maturity
  ---------------------------------    --------------  --------------  ---------------  --------------  -------------------
          Conversion Price                 $22.06          $21.73          $21.41           $21.10            $20.78


          In the event that the Conversion Date shall be a date between any of the dates specified in the tables above (but prior to the second anniversary of the Issue Date), the Conversion Price shall be calculated on the basis of the decrease in the Conversion Price between such dates based a period of 180 days. For a more complete description of the Securities, reference is made to the Indentures.

                                  AFFILIATIONS

3.       Affiliates

         Set forth below are all direct and indirect subsidiaries of the Applicant all of which are wholly owned by the Applicant, unless otherwise indicated:

                                                                      % Ownership of
                                                                          Voting
                   Subsidiary Name                       Country        Securities
      -------------------------------------------------------------------------------
  1   IMPSAT S.A.                                       Argentina             100.00%
  2   IMPSAT S.A.                                       Colombia               99.97%
  3   Telecomunicaciones IMPSAT S.A.                    Venezuela             100.00%
  4   Impsatel del Ecuador S.A.                          Ecuador              100.00%
  5   IMPSAT S.A. de CV                                  Mexico               100.00%
  6   IMPSAT USA, Inc.                                     USA                100.00%
  7   Impsat Comunicacoes Ltda                           Brazil               100.00%
  8   IMPSAT Peru S.A.                                    Peru                 99.98%
  9   IMPSAT Chile S.A.                                   Chile               100.00%
 10   International Satellite Communications          Liechtenstein           100.00%
      Holding Ltd.
 11   Filcrown International Corp.                         BVI                100.00%
 12   Red Virtual S.A.                                  Argentina              99.99%
 13   ConeXia S.A.                                      Argentina              69.50%


         See Item 4 for "Directors and Executive Officers" of Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their positions.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         As of the date hereof, the employees of the Applicant's subsidiaries who were also serving as executive officers of the Applicant are:

        Name                            Title
        ----                            -----

        Ricardo A. Verdaguer            President and Chief Executive Officer
        Hector Alonso                   Chief Financial Officer
        Guillermo V. Pardo              Vice President, Planning and Secretary
        Jose R. Torres                  Vice President, Administration, Chief Accounting Officer
        Marcelo Girotti                 Regional Manager, Southern Cone
        Mariano Torre Gomez             Regional Manager, Brazil
        Jaime Alberto Pelaez            Regional Manager, Andean
        Mauricio Ceballos               Regional Manager, North America

         The following are the current directors of the Applicant: Enrique M. Pescarmona, Ricardo A. Verdaguer, Roberto A. Vivo Chaneton, Stephen Munger, Alexander F. Rivelis, Sofia E. Pescarmona, Lucas E. Pescarmona, Carlos Zamora, and Morris Jones.

         The address of each officer and director listed above is c/o IMPSAT Fiber Networks, Inc., Elvira Rawson de Dellepiane 150, 8th Floor, C1107BCA Buenos Aires, Argentina.

         Pursuant to the Plan, the directors of the Applicant immediately prior to the Issue Date shall resign effective as of the Issue Date and shall be replaced by seven (7) individuals, which number may be increased from time to time by unanimous vote of all members of the Board of Directors then in office, but in no case shall the number of directors be less than seven (7) or more than fourteen (14). At such time and thereafter, the Board of Directors of the Applicant shall include, for so long as the initial holders of the Series A Notes continue to beneficially own at least 7.5% of the New Common Stock on a fully diluted basis (but excluding the shares of New Common Stock issuable pursuant to the Applicant's stock option plan), two persons designated by the holders of the Series A Notes.

         On the Effective Date, in accordance with the Plan, the executive officers of the Applicant shall be the following individuals:

            Name of Officer                                                  Title
------------------------------------------            ----------------------------------------------------
Ricardo Verdaguer                                     Chief Executive Officer and Director
Hector Alonso                                         Executive Vice President and Chief Financial Officer
Marcelo Girotti                                       Executive Vice President, Products & Marketing
Mariano Torre Gomez                                   Executive Vice President, Sales & Services
Matias Heinrich                                       Executive Vice President, Network
Alexander Rivelis                                     Senior Vice President, Strategic Business Relations
Guillermo Pardo                                       Senior Vice President, Corporate Finance & Treasury
Jose Torres                                           Senior Vice President, Accounting & Auditing


5.       Principal Owners of Voting Securities

         The following table sets forth information, as of November 30, 2002, concerning the ownership of the Applicant's shares of common stock by persons or groups owning in excess of 10% of the outstanding shares of such common stock and by any director or executive officer of the Applicant or its subsidiaries.

----------------------------------------------------------------------------------------------------------------
            NAME OF EQUITY HOLDER               NUMBER OF SHARES AND                  LAST KNOWN ADDRESS
            ---------------------               --------------------                  ------------------
                                                  PERCENT OF TOTAL
                                                  ----------------
----------------------------------------------------------------------------------------------------------------
           Nevasa Holdings Ltd.(*)                34,969,621 (38.3%)                   Vanderpool Plaza
                                                                                         Wickham Cay I
                                                                                           Road Town
                                                                                            Tortola
                                                                                    British Virgin Islands
----------------------------------------------------------------------------------------------------------------
              Nunsgate Limited                    18,285,712 (20.0%)                 Queen Victoria Street
                                                                                     Queen Victoria House
                                                                                        Douglas IM 121S
                                                                                          Isle of Man
----------------------------------------------------------------------------------------------------------------
        Princes Gate Investors II LP              10,229,513 (11.2%)                     1585 Broadway
                                                                                          36th Floor
                                                                                      New York, NY 10036
----------------------------------------------------------------------------------------------------------------
              Alexander Rivelis                       91,079(**)                c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
            NAME OF EQUITY HOLDER               NUMBER OF SHARES AND                  LAST KNOWN ADDRESS
            ---------------------               --------------------                  ------------------
                                                  PERCENT OF TOTAL
                                                  ----------------
----------------------------------------------------------------------------------------------------------------
            Enrique M. Pescarmona                    5,800(*)(**)               c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
            Ricardo A. Verdaguer                      5,800(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
                Hector Alonso                         4,100(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
              Marcello Girotti                        3,000(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
             Mariano Torre Gomez                      2,900(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
                Carlos Zamora                         1,500(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
             Guillermo V. Pardo                       1,200(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
               Jose R. Torres                         1,200(**)                 c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
              Sofia Pescarmona                         700(**)                  c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
               Jaime A. Pelaez                         400(**)                  c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------
              Mauricio Ceballos                        200(**)                  c/o IMPSAT Fiber Networks Inc.
                                                                          Elvira Rawson de Dellepiane 150, 8th Floor
                                                                                     C1107BCA Buenos Aires
                                                                                           Argentina
----------------------------------------------------------------------------------------------------------------

-----------------------------------
         (*) Nevasa Holdings is owned by Corporacion IMPSA S.A. ("CORIM"). CORIM, an Argentine corporation that holds a 100% equity interest in Nevasa Holdings through its wholly owned British Virgin Island subsidiary, Telecommunication Worldwide Inc., is controlled by Mr. Enrique Pescarmona.
         (**)  Less than 1%.

         On the Effective Date, 10,000,000 shares of the New Common Stock (and no share of Preferred Stock) will be issued and outstanding. Based on the Applicant's limited knowledge of present holdings of interested applicants in its reorganization under Chapter 11 of the Bankruptcy Code to which the Plan relates, Morgan Stanley & Co., Incorporated ("Morgan Stanley") will be the only person or group that will hold in excess of 10% of the outstanding shares of New Common Stock. On the Effective Date, Morgan Stanley will hold approximately 28.8% of the New Common Stock. Listed below is each directors or executive officer of the Applicant or its subsidiaries that will owns shares of New Common Stock following the effective date of the Plan (the "Effective Date"), each of whom will receive such shares of New Common Stock pursuant to restricted stock grants to be made on the Effective Date under the terms of the Plan:

              Officer                                    Number of Shares
              -------                                    ----------------
              Ricardo Verdaguer                                   100,000
              Hector Alonso                                        25,000
              Marcelo Girotti                                      25,000
              Mariano Torre Gomez                                  25,000
              Matias Heinrich                                      25,000

         Also under the Plan, certain classes of holders of impaired claims who have voted to accept the Plan will receive warrants to purchase shares of New Common Stock following the Effective Date ("Warrants"). On the effective date, 3,155,244 Warrants will be issued and outstanding. The Warrants, each of which will be exercisable into one share of New Common Stock at an exercise price of $15 per share (subject to standard antidilution adjustments), will expire unless exercised before the tenth anniversary following the Effective Date.

         The issuance on the Effective Date of the Securities, the New Common Stock and the Warrants are authorized pursuant to the Confirmation Order without further act or action under applicable law, and no director or stockholder vote is required with respect thereto.

         At the Effective Date, the Applicant will enter into a Registration Rights Agreement (the "Registration Rights Agreement") under which the Applicant will agree to use its best efforts to file or cause to be filed a registration statement with respect to, among other things, the offer and resale of the Securities (and the shares of New Common Stock issuable upon any conversion of the Securities) by certain of the holders thereof. In accordance with the Registration Rights Agreement, the Applicant will prepare and file with the Securities and Exchange Commission (the "Commission") a shelf registration statement relating to the offer and sale of the Securities and such shares of common stock by such holders thereof. The Applicant will not receive any proceeds from such offering.



                                  UNDERWRITERS

6.       Underwriters

         (a)      Not applicable.

         (b)      Not applicable.

                               CAPITAL SECURITIES

7.       Capitalization

         (a) The capital stock and debt securities of the Applicant on a consolidated basis as of November 30, 2002 were as follows:

            TITLE OF CLASS                         AMOUNT AUTHORIZED                    AMOUNTING OUTSTANDING
            --------------                         -----------------                    ---------------------

Common Stock, par value                               300,000,000                            91,428,570
$0.01 per share(1)

Preferred Stock, par value $0.01                       5,000,000                                  0
per share(1)

12-1/8% Senior Guaranteed                            $125,000,000                           $125,000,000
Notes due 2003                                    (principal amount)                     (principal amount)

13-3/4% Senior Notes due 2005                        $300,000,000                           $300,000,000
                                                  (principal amount)                     (principal amount)

12-3/8% Senior Notes due 2008                        $225,000,000                           $225,000,000
                                                  (principal amount)                     (principal amount)

----------------------------------
(1) The Applicant previously adopted a Stockholders Rights Plan under which each share of common stock of the Applicant is entitled to receive a preferred stock purchase right. Pursuant to the Stockholders Rights Plan, rights (each a "Right") attach to each share of the Applicant's common stock outstanding and entitle the registered holder to purchase from the Applicant a unit (a "Unit") consisting of one one-hundredth of a share of the Applicant's Preferred Stock, at a purchase price of $100 per Unit (the "Purchase Price"), subject to certain adjustments. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Applicant's common stock or announces a tender or exchange offer which would result in such person or group owning 20% or more of the Applicant, or if the board of directors declares that a 15% or more stockholder has become an "adverse person" as defined in that plan.

         On the Effective Date, or as soon as practicable thereafter, the Applicant shall file with the Secretary of State of Delaware, in accordance with the General Corporation Law of the State of Delaware, a Restated Certificate of Incorporation. Pursuant to the Plan and the Confirmation Order, on the Effective Date, the Restated Certificate of Incorporation shall automatically become effective, and all other matters provided under the Plan involving the corporate structure of the Applicant, or corporate action by it, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to
Section 303 of the General Corporation Law of the State of Delaware without any requirement of further action by the stockholders or the director of the Applicant. Following the Effective Date, in accordance with the Plan, the existing common stock, par value $0.01 per share, of the Applicant and the Rights will be cancelled and the holders of such common stock and Rights shall not receive or retain any property or interest in property on account thereof. On the Effective Date, the Applicant's Restated Certificate of Incorporation shall initially authorize the Applicant to issue a total of up to 50,000,000 shares of New Common Stock and up to 5,000,000 shares of Preferred Stock.

         In connection with the Plan, the Applicant will adopt a stock option plan (the "Stock Option Plan") that is intended to provide incentives to attract, retain and motivate highly competent persons as officers, non-employee directors and key employees of the Applicant by providing such persons with incentive options to acquire shares of New Common Stock. Under the Stock Option Plan, options for 1,646,332 shares of New Common Stock of the Applicant, representing approximately 8.0% of New Common Stock on a fully diluted basis as of the Effective Date, initially will be granted to senior officers of the Applicant.

         (b) Each holder of the Applicant's common stock is currently entitled to one vote for each share of the Applicant's common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions

         Each Series of Securities will be issued under the terms of an Indenture to be entered into among the Applicant, IMPSAT Argentina and The Bank of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the Indenture required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the description is qualified in its entirety by reference to the copy of the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(A)      Events of Default; Withholding of Notice of Default.

         Each of the following is an event of default ("Event of Default") under the Indenture for each Series of Securities:

         (1) default in the payment of principal of (or premium, if any, on) any Security, including the change of control redemption price, when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

         (2) default in the payment of interest on any Security when the same becomes due and payable, and such default continues for a period of 30 days;

         (3) the Applicant or the Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture, the Registration Rights Agreement or under the Securities and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Securities;

         (4) there occurs with respect to any issue or issues of indebtedness of the Applicant, the Guarantor or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such persons, (I) an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; provided that any such event of default or failure to make a payment, in each case, with respect to any indebtedness existing as of the Effective Date in respect of which the holders thereof did not vote affirmatively to accept the Plan, shall not be deemed to be an Event of Default;

         (5) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Applicant, the Guarantor or any Significant Subsidiary and shall not be paid or discharged, and either (A) an enforcement proceeding shall have been commenced by a creditor upon such judgment or order or (B) there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided that the occurrence of any such actions that relate to or arise out of any indebtedness existing as of the Effective Date in respect of which the holders thereof did not vote affirmatively to accept the Plan shall not be deemed to be an Event of Default;

         (6) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Applicant, the Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Applicant, the Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Applicant, the Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Applicant, the Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; provided that the issuance of any such decree or order with respect to the Guarantor or any Significant Subsidiary (the entry of which was not consented to by the Applicant, the Guarantor or any Significant Subsidiary) at the request of the holder of any Indebtedness existing as of the Closing Date in respect of which such holder did not vote affirmatively to accept the Plan shall not be deemed to be an Event of Default;

         (7) the Applicant, the Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Applicant, the Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Applicant, the Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; provided that the occurrence of any such event with respect to the Guarantor, in each case between the Closing Date and ____ __, 2004, shall not be deemed to be an Event of Default; or

         (8) the Security Guarantee (or any other guarantee of the Securities by a Restricted Subsidiary) shall cease to be, or shall be asserted in writing by the Applicant, the Guarantor or such Restricted Subsidiary not to be, in full force and effect or enforceable in accordance with its terms.

                  If a default occurs thereunder with respect to Securities of any series, the Trustee shall, within 45 days, give the holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default of the character specified in section (1) or (2) above with respect to a Series of Securities, the may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the holders.

(B)      Authentication and Delivery of Securities; Application of Proceeds.

                  Pursuant to the Indentures, the Securities shall be executed on behalf of the Applicant by two officers of the Applicant, one of whom must be the Applicant's Chairman of the Board, Vice


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


         Chairman of the Board, President, Vice President, or Chief Financial Officer, and the other of whom must be the Applicant's Treasurer (or any Assistant Treasurer) or Secretary (or any Assistant Secretar).. No Security shall be valid until the Trustee or an authenticating agent manually signs the certificate of authentication on such Security. The signature shall provide conclusive evidence that the Securities have been authenticated under the related Indenture.

                  Because the Securities are being issued in exchange for the other existing securities held by members of certain impaired classes under the Plan, there will be no cash proceeds from the issuance of the Securities.

(C)      Release of Collateral.

         The Securities are not secured by any assets of the Applicant.

(D)      Satisfaction and Discharge.

         The Indentures provide that the Applicant shall be discharged from its obligations under the Securities (with certain exceptions) at any time prior to the stated maturity or redemption thereof when (i) the Applicant has deposited with the Trustee, in trust, sufficient funds to pay principal of (and premium, if any) and interest, if any, to stated maturity (or to redemption date) on, the Securities, (ii) the Applicant has paid all other sums payable with respect to the Securities, and (iii) certain other conditions are met. Upon discharge, the holders of the applicable Series of Securities shall no longer be entitled to the benefits of the related Indenture, and shall look only to such deposited funds. Notwithstanding the satisfaction and discharge of an Indenture, the obligations of the Applicant to the Trustee and to any authenticating agent under certain provisions of the Indentures and, if such deposited funds shall have been deposited with the Trustee, the obligations of the Trustee under certain provisions of the Indenture shall survive.

(E) Evidence to be Furnished to the Trustee of Compliance with Conditions and Covenants.

         The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating whether or not the signers know of any Event of Default that occurred during such fiscal year. Such certificates shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer of the Applicant that a review has been conducted of the activities of the Applicant and the Applicant's performance under the Indenture and that, to the best knowledge of such officer, the Applicant has complied with all conditions and covenants under the Indenture (or, if any such officer knows of such an Event of Default, the certificate shall describe any the nature and status thereof). In addition, the Applicant shall file such annual and periodic reports and certificates with the Trustee and/or with the Commission and/or the holders of the Securities as are required by Section 314(a) of the Trust Indenture Act.

9.       Other Obligors

         The Applicant's payment obligations under the Securities will be irrevocably and unconditionally guaranteed by the Guarantor (IMPSAT S.A). The mailing address for the Guarantor is: IMPSAT S.A., Alferez Pareja 256, 1107 Buenos Aires, Argentina.

       Contents of Application for Qualification. This application for qualification comprises:

         (a)      Pages numbered 1 to 14 consecutively.


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


         (b) The statements of eligibility and qualification on Forms T-1 of The Bank of New York, as Trustee under the Indenture relating to the Series A Notes and the Indenture relating to the Series B Notes.(1)

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

         Exhibit T3A - Certificate of Incorporation of the Applicant.(2)

         Exhibit T3B - Bylaws of the Applicant.(3)

         Exhibit T3C - The form of the Indentures to be dated as of the Effective Date.(1)

         Exhibit T3D - Not applicable.

         Exhibit T3E -

                  (1)      The Plan.(4)

                  (2)      The Disclosure Statement.(5)

         Exhibit T3F - Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act. (6)


---------------------------------

         (1)      Filed herewith.

         (2) Filed on January 14, 2000 as Exhibit No. 3.1 to the Applicant's Registration Statement on Form S-1 (No. 333-88389) and incorporated herein by reference.

         (3) Filed on January 14, 2000 as Exhibit No. 3.2 to the Applicant's Registration Statement on Form S-1 (No. 333-88389) and incorporated herein by reference.

         (4) Filed on December 19, 2002 as Exhibit No. 99.2 to the Applicant's Current Report on Form 8-K, and incorporated herein by reference.

         (5) Filed on December 19, 2002 as Exhibit No. 99.3 to the Applicant's Current Report on Form 8-K, and incorporated herein by reference.

         (6)      Included as part of Exhibit T3C.




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


                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IMPSAT Fiber Networks, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Buenos Aires, Argentina, on the 31st day of December, 2002.

                                         IMPSAT FIBER NETWORKS, INC.

(SEAL)
                                         By:  /s/ Hector Alonso
                                             -----------------------------------
                                              Name: Hector Alonso
                                              Title: Chief Financial Officer


Attest:


By:  /s/ Guillermo V. Pardo
    --------------------------------
Name: Guillermo V. Pardo
Title: Senior Vice President and Secretary





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


                                  EXHIBIT INDEX

Exhibit T3A       Certificate of Incorporation of Applicant (filed on January
                  14, 2000 as Exhibit No. 3.1 to the Applicant's Registration
                  Statement on Form S-1 (No. 333-88389) and incorporated herein by reference)

Exhibit T3B       Bylaws of Applicant (filed on January 14, 2000 as Exhibit No.
                  3.2 to the Applicant's Registration Statement on Form S-1 (No.
                  333-88389) and incorporated herein by reference)

Exhibit T3C       The form of the Indentures to be dated as of the Effective
                  Date (filed herewith)

Exhibit T3D       Not Applicable

Exhibit T3E1      Disclosure Statement Under Chapter 11 of the Bankruptcy Code
                  (filed on December 19, 2002 as Exhibit No. 99.2 to the
                  Applicant's Current Report on Form 8-K, and incorporated herein by reference)

Exhibit T3E2      Plan of Reorganization of Debtors Under Chapter 11 of the
                  Bankruptcy Code (filed on December 19, 2002 as Exhibit No.
                  99.3 to the Applicant's Current Report on Form 8-K, and incorporated herein by reference)

Exhibit T3F       Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act
                  (included as part of Exhibit T3C)

Exhibit 25.1 Statement of eligibility and qualification of the Trustee on Form T1 relating to the Series A Notes (filed herewith)

Exhibit 25.2 Statement of eligibility and qualification of the Trustee on Form T1 relating to the Series B Notes (filed herewith)




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